RICCIARDELLA CPA

Traq365 Corporation

Financial Statements

December 31, 2020 and 2019

Table of Contents

RICCIARDELLA CPA

Independent Accountant's Review Report

To the Stockholders
Traq365 Corporation
Deerfield Beach, Florida

I have reviewed the accompanying financial statements of Traq365 Corporation (the "Company"), which comprise of the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 3 to the financial statements, the Company incurred significant losses from operations during the years ended December 31, 2020 and 2019, and management has evaluated its available cash balance against its working capital requirements over the next twelve (12) months. Management's plans to meet its current obligations and operating expenses are described in Note 3. My conclusion is not modified with respect to this matter.

Justin Ricciardella, CPA

Ricciardella CPA, PLLC
Palm Beach Gardens, Florida
August 26, 2021

Traq365 Corporation
Balance Sheets
December 31, 2020 and 2019

ASSETS

	2020	2019
Current assets:		
Cash	$ 19,996	$ 202,107
Total current assets	19,996	202,107
Other assets:		
Intangible assets	133,249	-
Total other assets	133,249	-
Total assets	$ 153,245	$ 202,107

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2020	2019
Current liabilities:		
Accounts payable	$ 25,920	$ 21,633
Accrued expenses	28,245	12,100
Paycheck protection program loan, current portion	19,920	-
Total current liabilities	74,085	33,733
Long-term liabilities:		
Paycheck protection program loan, non-current portion	7,662	-
SAFE agreements	919,500	462,000
Total long-term liabilities	927,162	462,000
Total liabilities	1,001,247	495,733
Commitments and contingencies		
Stockholders' deficit:		
Common stock, $.001 par value; 30,000,000 authorized; 5,000,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	132,546	68,418
Accumulated deficit	(985,548)	(367,044)
Total stockholders' deficit	(848,002)	(293,626)
Total liabilities and stockholders' deficit	$ 153,245	$ 202,107

See accompanying notes to the financial statements
and independent accountant’s review report

Traq365 Corporation
Statements of Operations
For the Years Ended December 31, 2020 and 2019

	2020	2019
Operating expenses:		
Research and development	$ 408,328	$ 158,728
General and administrative	141,427	115,831
Advertising and marketing	68,749	61,947
Total operating expenses	618,504	336,506
Net loss	$ 618,504	$ 336,506

Traq365 Corporation
Statements of Changes in Stockholders' Deficit
For the Years Ended December 31, 2020 and 2019

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, December 31, 2018	5,000,000	$ 5,000	$ 25,538	$ (30,538)	$ -
Stock-based compensation - vested stock options	-	-	42,880	-	42,880
Net loss	-	-	-	(336,506)	(336,506)
Balance, December 31, 2019	5,000,000	5,000	68,418	(367,044)	(293,626)
Stock-based compensation - vested stock options	-	-	64,128	-	64,128
Net loss	-	-	-	(618,504)	(618,504)
Balance, December 31, 2020	5,000,000	$ 5,000	$ 132,546	$ (985,548)	$ (848,002)

See accompanying notes to the financial statements
and independent accountant’s review report

Traq365 Corporation
Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (618,504)	$ (336,506)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	64,128	42,880
Change in operating liabilities:		
Accounts payable	4,287	21,633
Accrued expenses	16,145	12,100
Net cash used in operating activities	(533,944)	(259,893)
Cash flows from investing activities:		
Purchase of intangible assets	(133,249)	-
Net cash used in investing activities	(133,249)	-
Cash flows from financing activities:		
Proceeds from paycheck protection program loan	27,582	-
Proceeds from the issuance of SAFE agreements	457,500	462,000
Net cash provided by financing activities	485,082	462,000
Net (decrease) increase in cash	(182,111)	202,107
Cash, beginning of year	202,107	-
Cash, end of year	$ 19,996	$ 202,107
Supplemental disclosure of cash flow information:		
Income taxes paid	$ -	$ -
Interest paid	$ -	$ -

Note 1 – Description of Business

Traq365 Corporation (the "Company") was incorporated under the laws of the State of Florida on November 5, 2018. The Company provides a sales-intelligence platform that delivers valuable data and actionable insights to sales organizations. The Company's proprietary human-centric artificial intelligence transcribes, analyzes and illuminates the subtle nuances of buyer behavior during sales calls. The Company's customizable, in-depth reports provide visibility on actionable deal intelligence on opportunities and obstacles in closing sales.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. These estimates include, among other items, useful lives and recoverability of intangible assets and assumptions used in the valuation of options granted. Some of these estimates can be subjective and complex, consequently, actual results could differ materially from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid short-term investments purchased with an original maturity of three (3) months or less to be cash equivalents. As of December 31, 2020 and 2019, the Company held no cash equivalents.

Intangible Assets
Intangible assets with definite lives are subject to amortization and recorded at cost less amortization, based upon management's best estimate of the useful lives of the assets. The Company capitalizes certain software costs for external-use incurred subsequent to having established technological feasibility of the product to be marketed. Technological feasibility of software costs for external-use is established when the Company has completed all planning, designing, coding and testing activities necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. All software costs for external-use incurred to establish technological feasibility are charged to research and development expense when incurred.

Paycheck Protection Program
The Company records Paycheck Protection Program ("PPP") loan proceeds in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 470, *Debt*. Debt is extinguished when either the debtor pays the creditor or the debtor is legally released from being the primary obligor, either judicially or by the creditor.

Revenue Recognition
During the years ended December 31, 2020 and 2019, the Company did not earn revenue.

Note 2 – Summary of Significant Accounting Policies, continued

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2020 and 2019 was $68,749 and $61,947, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expense primarily consists of internal and external labor costs and supplies. Research and development expense for the years ended December 31, 2020 and 2019 was $408,328 and $158,728, respectively.

Income Taxes

During the years ended December 31, 2020 and 2019, the Company was treated as an S-corporation under applicable federal and state income tax laws. As an S-corporation, the stockholders are responsible for reporting their proportional share of the respective Company's net loss on their personal income tax returns. Effective, August 1, 2021, the Company revoked its S-corporation election and as a result will be treated as a C-corporation under the provisions of the Internal Revenue Code ("IRC").

State and local taxes are incurred based on statutory provisions per various states and corporate laws.

The Company follows the provisions of FASB ASC 740, *Income Taxes*. Using the guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be overturned upon examination by the tax authorities. As of December 31, 2020 and 2019, the Company had no uncertain tax positions and no interest and penalties that qualify for either recognition or disclosure in the financial statements.

Stock-Based Compensation

The Company recognizes expense for stock options in accordance with ASC 718, *Compensation-Stock Compensation*. Under ASC 718, stock option awards are valued at fair value on the date of grant and are recognized over the vesting period. Management determines the fair value of the stock option awards by using a Black-Scholes option pricing model.

Recently Adopted Accounting Standard

In June 2018, the FASB issued Accounting Standards Update ("ASU") 2018-07, *Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*. This ASU expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees, and as a result, the accounting for share-based payments to non-employees will be substantially aligned with share-based payments to employees. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company adopted ASU 2018-07 effective January 1, 2019.

Date of Management's Review

Management has evaluated events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through August 26, 2021, which is the date the financial statements were available to be issued.

Note 3 – Liquidity and Managements Plans

In 2020, management implemented a series of measures and ongoing through the date of issuance of these financial statements, to mitigate the risk of a significant working capital deficiency. For the years ended December 31, 2020 and 2019, the Company had a net loss of $618,504 and $336,506, respectively. Management has considered whether there is substantial doubt about its ability to continue as a going concern due to the consecutive net losses from operations and evaluated its available cash balance against its working capital requirements over the next twelve (12) months.

The Company plans to meet its current obligations and operating expenses through potential shareholder capital contributions, crowdfunding and marketing its external-use software for sale. The accompanying financial statements include no adjustments relating to this matter.

Management believes that the Company is able to generate sufficient cashflows from financing and operating activities to meet its working capital requirements over the next twelve (12) months.

Note 4 – Intangible Assets

Intangible assets consisted of the following as of December 31:

	2020	2019
Domain name	$ 22,500	$ -
Software in process, external-use	110,749	-
	133,249	-
Less: accumulated amortization	-	-
Total intangibles	$ 133,249	$ -

As of December 31, 2020, the Company's intangible assets were not yet placed in service. As of December 31, 2019, the Company had no intangible assets.

Note 5 – Simple Agreement for Future Equity

In 2020 and 2019, the Company entered into Simple Agreement for Future Equity Agreements (the "SAFE Agreements") with certain investors. The SAFE Agreements have no maturity date and bear no interest. The SAFE Agreements provide the holders the right to future equity in the Company by automatic conversion into shares of the Company's preferred stock equal to the purchase amount divided by the conversion price upon a qualified equity financing before the termination of the SAFE Agreement. As defined in the SAFE Agreements, an equity financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed valuation including but not limited to, a pre-money or post-money valuation. Conversion price shall mean the (i) SAFE price, which is the price per share equal to the valuation cap of $5,000,000 divided by the Company capitalization, or (ii) the 80% discount price, whichever calculation results in a greater number of shares of SAFE preferred stock.

Note 5 – Simple Agreement for Future Equity, continued

If there is a liquidity event before the termination of the SAFE Agreements, the SAFE Agreements will automatically be entitled to receive a portion of proceeds, due and payable to the investors immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of the purchase amount or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price defined in the SAFE Agreements. If and upon a dissolution event, SAFE holders are entitled to payment of the purchase amount if such funds are available after satisfying senior liquidation rights. In a liquidation event or dissolution event, the SAFE holders right to receive its purchase amount is junior to outstanding indebtedness and creditors claims, on par with payments for other SAFEs and preferred stock, and senior to payments for common stock.

During the years ended December 31, 2020 and 2019, the Company received gross proceeds of $457,500 and $462,000, respectively, from the issuance of SAFE Agreements. As of December 31, 2020, the SAFE Agreements had not yet converted as a qualified equity financing had not yet occurred. The SAFE Agreements are recorded as long-term liabilities in the accompanying balance sheets until conversion occurs.

Note 6 – Paycheck Protection Program Loan

In May 2020, the Company received loan proceeds in the amount of $27,582 under the PPP. The PPP provides for loans to qualifying Companies in amounts up to 2.5 times a Company's average monthly payroll expenses. Established as part of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), PPP loan principal and accrued interest are forgivable after a "covered period" (eight (8) or twenty-four (24) weeks) as long as the borrower uses the funds for eligible expenses. The unforgiven portion of the PPP loan is payable over two (2) years at an interest rate of 1%, with a deferral of payments for six (6) months from the date the Company received the loan proceeds. In June 2021, the Company applied for loan forgiveness and intends for the PPP loan principal and accrued interest to be forgiven in its entirety. The Company will recognize a portion, or the full amount of the PPP loan forgiven as a gain upon debt extinguishment in the statement of operations at the time loan forgiveness is awarded.

Future maturities of the PPP loan consist of the following:

Years Ending December 31,		
2021	$	19,920
2022		7,662
	$	27,582

Note 7 – Stockholders' Deficit

Capital Structure

The Company has 30,000,000 authorized shares of common stock with a par value of $.001. As of December 31, 2020 and 2019, the Company had 5,000,000 issued and outstanding.

Note 7 – Stockholders' Deficit, continued

Stock-Based Compensation

In 2019, the Company adopted the Traq365 Corporation 2019 Incentive Plan (the "Plan") under which the Company is authorized to issue a total of 500,000 qualified stock options and nonqualified stock options to purchase common stock, to be granted to employees, and certain consultants or independent advisors who provide services to the Company. Generally, options become fully exercisable no earlier than the next thirty-six (36) months of service from the grant date. The maximum term of the options is ten (10) years. The Board of Directors or the Administrator has the right to accelerate the vesting period of the options based upon the performance of the employees or non-employees and other reasons that would benefit the Company. Nonqualified stock options are exercisable in accordance with the vesting schedule established by the Administrator. The nonqualified stock options generally become exercisable monthly based on the services rendered.

In 2020 and 2019, the Company granted 80,160 and 53,600 nonqualified stock options at an exercise price at $0.20 per share. There was no exercise or forfeiture of stock options during the years ended December 31, 2020 and 2019. As of December 31, 2020 and 2019, there were 366,240 and 446,400 stock options, respectively, available for issuance.

Stock-based compensation expense for the years ended December 31, 2020 and 2019 was $64,128 and $42,880, respectively, and is included in general and administrative expense in the accompanying statements of operations.

The Company uses a Black-Scholes option pricing model to determine the fair market value of the stock options on the grant date with the following assumptions of the risk-free interest rate of 0.25%, the dividend yield of 0%, the expected life of 10 years and the expected volatility of 32%.

The expected life represents the weighted average period of time of the contractual term of the options and the risk-free rate is based on the U.S. Treasury yield constant maturity in effect at the time of grant for periods corresponding with the expected life of the option.

Note 8 – Commitments and Contingencies

Uncertainty of Risk

The COVID-19 pandemic (the "Pandemic"), whose effects first became known in January 2020, is having a broad and negative impact on commerce and financial markets around the world. The United States and global markets experienced significant declines in value resulting from uncertainty caused by the Pandemic. The extent of the impact of the Pandemic on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impacts on the Company's employees, contractors, and vendors, all of which at present, cannot be determined. Accordingly, the extent to which the Pandemic may impact the Company's operations is uncertain and the accompanying financial statements include no adjustments relating to the effects of the Pandemic.

Litigation

Management is not currently involved with and does not know of any pending or threatening litigation against the Company.